Exhibit 4.26

Date 25TH FEBRUARY 2004

AMARIN CORPORATION PLC,

AND

VALEANT PHARMACEUTICALS INTERNATIONAL,

DEVELOPMENT AGREEMENT

INDEX

1.	DEFINITIONS AND INTERPRETATION

2.	PURSUIT OF PRODUCT APPROVAL WITH FDA

3.	UTILIZATION OF CRO

4.	DEVELOPMENT STEERING COMMITTEE

5.	MONITORING THE IMPLEMENTATION OF THE DEVELOPMENT PLAN

6.	COSTS AND EXPENSES

7.	CONFIDENTIALITY

8.	MISCELLANEOUS.

DATE               25  FEBRUARY 2004

PARTIES:

(1)                                 AMARIN CORPORATION PLC (registered in England and Wales under company number 2353920) whose registered office is at 7 Curzon Street, London W1J 5HG (“Amarin”); and

(2)                                 VALEANT PHARMACEUTICALS INTERNATIONAL, a Delaware corporation having its headquarters at 3300 Hyland Avenue, Costa Mesa, California 92626 (“Valeant”).

RECITALS:

(A)                              R P Scherer Corporation (“Scherer”) and Elan Pharma International Limited (“Elan”) entered into a License and Supply Agreement, dated February 25, 1999, as amended (the “Scherer Agreement”) pursuant to which, among other things, Scherer granted Elan a license to use and sell (but not manufacture) a formulation of selegiline hydrochloride using certain patented Zydis® technology (the “Product”) in a territory including the United States.

(B)                                With Scherer’s consent, Elan and Amarin entered into an option agreement (as amended, the Amended and Restated Option Agreement, dated August 4, 2003 and the letter agreement dated 23rd December 2003 (the “Option Agreement”) pursuant to which, among other things, Elan granted Amarin the option (the “Option”) to obtain the exclusive transfer and assignment of the rights under the Scherer Agreement to use and sell (but not manufacture) the Product (presently known as Zelapar™) in the United States (the “Territory”), together with certain related information, data, and know-how (collectively, the “Rights”).

(C)                                Amarin and Valeant have entered into an Asset Purchase Agreement, dated February11, 2004 (the “Asset Purchase Agreement”) pursuant to which, among other things, Amarin has agreed to (i) exercise the Option under the Option Agreement, and (ii) then to convey the Rights on to Valeant.

(D)                               The closing of the Asset Purchase Agreement is conditioned upon, among other things, (i) the receipt from Cardinal Health, Inc. (as successor-in-interest by merger to Scherer under the License Agreement) (“Cardinal”) of Cardinal’s consent to Elan’s assignment of the Rights to Assignee, and (ii) the acknowledgment by the parties hereto of the satisfaction and/or the assumption and continuation of certain obligations by the parties under the License Agreement and the Option Agreement, as amended hereby.

(E)                                 Upon Amarin’s exercise of the Option, in accordance with the terms of the Option Agreement, Amarin shall pay to Elan Corporation plc (or such other party as it shall direct) the sum of seventeen million dollars ($17,000,000) which, among other items, includes the consideration for the conveyance of the Rights and any other rights it may have in Product, as defined in the Option Agreement.

(F)                                 This Agreement sets out the parties’ obligations and rights relating to the development and registration of the Product in the Territory and is being entered into in light of the foregoing, is contingent upon and will be delivered at the closing of the transactions above as a part of consummating such transaction.

NOW IT IS AGREED in consideration of the mutual promises and undertakings set out herein as follows:

1.                                       DEFINITIONS AND INTERPRETATION

1.1                                 Definitions:

In this Agreement:

“Assignment Agreement” shall mean the assignment and assumption agreement of today’s date between Amarin, Valeant and Elan;

“Commercially Reasonable Efforts” shall mean efforts consistent with the exercise of prudent business judgment as applied to other clinical, regulatory and/or commercialization efforts for products of similar performance and potential as would be undertaken in the pharmaceutical industry, but not less than those efforts applied by that party to other similar products of its own product line;

“Development Plan” shall mean the Project Plan, Timeline and Protocol for the Zelapar Study set out in the Schedule to this Agreement, as they may be amended from time to time in accordance herewith;

“DSC” the Development Steering Committee which shall be appointed and shall operate in accordance with the provisions of Clause 4;

“FDA” the Food and Drug Administration of the United States Government or any successor thereto;

“NDA” shall mean a New Drug Application and all supplements filed pursuant to the requirements of the FDA, including all documents, data and other information concerning the Product which are necessary for, or included in, FDA approval to market the Product in the United States of America;

“Successful Completion” shall mean the earlier of (i) the date of completion, to the reasonable satisfaction of the DSC, of all of the individual phases or aspects of the Zelapar Study as prescribed in the Development Plan, or (ii) the date of a submission to the FDA which seeks FDA approval of the Product in the Territory.

“Zelapar Study” shall mean such study or studies as are identified in the Development Plan as necessary to achieve approval of the NDA by the FDA in Parkinson’s disease.

1.2                                 Interpretation

1.2.1                        any reference to “Amarin” or the “Valeant” shall be construed so as to include its and any subsequent successors and any permitted transferees in accordance with their respective interests;

1.2.2                        references in this Agreement to any Clause or Schedule shall be to a clause or schedule contained in this Agreement;

1.2.3                        the expressions “include”, “includes”, “including”, “in particular” and similar expressions shall be construed without limitation; and

1.2.4                        unless the context otherwise requires, a reference to a statute or any provision thereof is to be construed as a reference to that statute or such provision thereof as it may be amended, modified, extended, consolidated, re-enacted or replaced from time to time and shall also include all bye-laws, instruments, orders and regulations for the time being made thereunder or otherwise deriving validity therefrom.

2.                                       PURSUIT OF PRODUCT APPROVAL WITH FDA

During the term of this Agreement, Amarin shall be responsible for the implementation of the Zelapar Study as more particularly provided herein and Valeant shall be responsible for (i) the preparation, submission and prosecution of the NDA for the Product, and (ii) corresponding and communicating with the FDA; taking its instruction from the DSC. Amarin and Valeant shall at all times use Commercially Reasonable Efforts in discharging their respective duties and responsibilities hereunder.  Notwithstanding the foregoing, Amarin has not guaranteed, and does not guarantee, final FDA approval of the Product. For the avoidance of doubt, Amarin shall have no duties or obligations with respect to the Zelapar Study other than those specifically set out in this Agreement. It is understood that (i) the timelines shown in the attached Development Plan have been changed, and an updated Development Plan will be provided to the DSC promptly following execution of this Agreement; and (ii) any changes to the Protocol could further affect the timing, cost, or both, of the Zelapar Study.

3.                                       UTILIZATION OF CRO

3.1                                 Purpose of CRO.  Consistent with the obligations set forth in Section 2, but in recognition of the fact that following the closing of the Asset Purchase Agreement, Amarin will not have any meaningful operations, staff or facilities in the United States, promptly following the execution hereof, Amarin shall engage the services of a qualified contract research organization (“CRO”) to serve as Amarin’s agent for purposes of discharging its duties and responsibilities under this Agreement.  Subject to oversight and direction by the DSC as provided in Section 4 hereof, Amarin shall be responsible for selection, management and control of the CRO.  Anything herein to the contrary notwithstanding, however, Amarin shall not be liable to Valeant for any losses or damages suffered by Valeant as a result of any actions or inactions of the CRO, including but not limited to any losses or damages resulting from the CRO’s failure to properly or successfully design or implement the Zelapar Study or the CRO’s failure to obtain final FDA approval of the Product, unless and to the extent only that such losses or damages are the direct result of Amarin’s gross negligence or willful misconduct.

3.2                                 Selection of CRO.  Amarin shall be responsible for identifying and selecting the CRO; however, the CRO must be reasonably acceptable to Valeant.  The CRO may be removed and replaced by Amarin from time to time with Valeant’s prior written consent which shall not be unreasonably withheld or delayed.

3.3                                 CRO Agreement.  Amarin shall enter into a project agreement (the “CRO Agreement”) with the CRO as promptly as possible after the execution hereof.  The CRO Agreement shall, among other things, set forth the CRO’s duties and responsibilities relative to designing and implementing the Zelapar Study.  The CRO Agreement shall be reasonably acceptable to Valeant in form and substance.

4.                                       DEVELOPMENT STEERING COMMITTEE

4.1                                 Formation and Purpose of DSC.  Promptly following the execution hereof, Amarin and Valeant shall organize a development steering committee (the “DSC”).  The purpose of the DSC shall be to implement the Development Plan and to obtain final FDA approval for the Product.  The DSC shall have three (3) members, two of whom shall be appointed by Amarin.  The third member shall be appointed by Valeant.  One of the members appointed by Amarin shall serve as the chairperson of the DSC.

4.2                                 Responsibilities of the DSC.  The DSC shall initially be responsible for monitoring the Development Plan.  In that regard, the DSC shall coordinate closely with the CRO.

4.3                                 Meetings of the DSC.  The DSC shall hold regular meetings as often as necessary to discharge its responsibilities hereunder.  Such meetings may be held in person or by conference call, and minutes of all such meetings shall be recorded and retained.  Any member of the DSC may call a meeting at any time upon 3 business days’ notice to the other members.  Two members shall constitute a quorum for a meeting of the DSC.

4.4                                 Formal Action by the DSC.  Each member of the DSC shall have one vote on any matter brought before the DSC for a vote.  In any matter voted on by the DSC, a majority vote of the members shall be required to approve such matter; provided, however, that notwithstanding the foregoing, the affirmative vote of the DSC member appointed by Valeant shall be required in order to approve, or take any action relative to:  (i) the termination of the Development Plan, (ii) the modification, waiver or enforcement of any material term or provision of the Development Plan, (iii) the appointment, removal, or replacement of the CRO, (iv) the negotiation and settlement of any dispute with the CRO under the CRO Agreement, (v) the design, implementation or modification of the Zelapar Study, and (vi) the preparation, submission, and prosecution of the request for final FDA approval of the Product.

5.                                       MONITORING THE IMPLEMENTATION OF THE DEVELOPMENT PLAN

5.1                                 DSC Oversight.  Consistent with Section 4.2 hereof, the DSC shall be responsible for monitoring the implementation of the Development Plan by the CRO.  To that end, the DSC shall have full and complete access to (and Amarin shall require the CRO to provide the DSC with full and complete access to) all books, records, and materials maintained by the CRO that are relative to the CRO’s involvement in the Development Plan.  The DSC shall also be afforded regular and reasonable access, upon reasonable notice, to all CRO personnel working on the Development Plan.

5.2                                 Specific Access.  Without in any way diminishing the general scope of Section 5.1, in connection with and in furtherance of the DSC’s oversight role as described in Section 5.1, the DSC and each of its members shall have full and complete access to, and Amarin shall require the CRO to provide the DSC with full and complete access to, all documents, materials and reports related to the design, initiation, and conduct of the Zelapar Study, including but not limited to the Zelapar Study timeline and protocol, the case report form, the statistical analysis plan, data tables and listings, adverse event reports, the clinical trial report, data interpretations, and study summaries, presentations, publications and regulatory documents, together with all raw data and source documents related thereto.

6.                                       COSTS AND EXPENSES

Amarin shall be responsible for paying and shall pay directly, the first U.S. $2.5 million of costs and expenses incurred by Amarin under, in furtherance of, or in connection with this Agreement, including but not limited to all costs and expenses due to the CRO and any other third party contractors and consultants approved by the DSC; provided, however, that only actual third party costs and expenses incurred by Amarin and contemplated in the Development Plan budget approved by the DSC, as such budget may be amended from time to time, shall be credited toward Amarin’s U.S. $2.5 million commitment hereunder.  Valeant shall be responsible for paying, and shall pay directly, all costs and expenses incurred by Amarin hereunder in excess of Amarin’s U.S. $2.5 million commitment, and shall indemnify and hold harmless Amarin against any such costs and expenses. After Amarin has satisfied its $2.5 million commitment, Amarin shall not be required to expend any further funds whatsoever, and Valeant shall upon Amarin’s reasonable request acknowledge in writing to relevant third parties its obligation to pay, or otherwise provide assurances with respect to the payment by Valeant of, any further costs or expenses contemplated by the Development Plan budget or otherwise arising under, in furtherance of or in connection with this Agreement.  In no event shall Amarin be required to expend more than a total of $2.5 million in costs and expenses in connection with its performance of this Agreement and the CRO Agreement, and any failure or refusal by Amarin to pay costs or expenses in excess of such amount shall not constitute a breach or default by Amarin under this Agreement or the CRO Agreement.

7.                                       CONFIDENTIALITY

7.1                                 Confidential Information.  Each party shall maintain in confidence all information of the other party (including any Product samples) disclosed by the other party under the Agreement (the “Confidential Information”), and shall not use, disclose or grant the use of the Confidential Information of the other party, except to its and its affiliates’ directors, officers, employees, permitted assignees, agents, consultants, clinical investigators and contractors or Representatives (including in the case of Amarin the CRO), to the extent such disclosure is reasonably necessary in connection with such party’s activities as expressly authorized by the Agreement.  To the extent that disclosure is authorized by the Agreement, prior to disclosure, each party hereto shall obtain agreement of any such person or entity of its obligation, to hold in confidence and not make use of the Confidential Information for any purpose other than those permitted by the Agreement.  Each party shall notify the other promptly of any unauthorized use or disclosure of the other party’s Confidential Information.

7.2                                 Permitted Disclosures.  The confidentiality obligations contained in Section 6.1 above shall not apply to the extent that (a) the receiving party (the “Recipient”) is required to disclose Confidential Information by law, order or regulation of a governmental agency or a court of competent jurisdiction, provided that the Recipient shall provide to the disclosing party written notice and sufficient opportunity to object to such disclosure or to request confidential treatment thereof; or (b) the Recipient can demonstrate that (i) the Confidential Information was public knowledge at the time of such disclosure by the Recipient, or thereafter became public knowledge, other than as a result of actions of the Recipient, its affiliates and licensees in violation hereof; (ii) the Confidential Information was rightfully known to or independently developed by the Recipient, its affiliates or licensees (as shown by its written records) prior to the date of disclosure to the Recipient by the other party hereunder; or (iii) the Confidential Information was received by the Recipient, its affiliates or licensees on an unrestricted basis from a source unrelated to any party to the Agreement and not under a duty of confidentiality to the other party.

7.3                                 Terms of the Agreement.  Except as otherwise provided in this Agreement, Valeant and Amarin shall not disclose any terms or conditions of the Agreement to any third party without the prior consent of the other party, not to be unreasonably withheld.

8.                                       MISCELLANEOUS.

8.1                                 Valeant covenants and agrees to reimburse, indemnify and hold Amarin harmless from and against any and all claims, actions, judgments, damages, losses, liabilities, costs and expenses (including without limitation reasonable attorney’s fees and expenses) (each, a “Loss”) which may be paid, incurred or suffered by Amarin, or to which Amarin may become subject, arising out of or incident to this Agreement or the performance of its duties hereunder, or as a result of defending itself against any claim or liability resulting from its actions under this Agreement, including any claims based on product liability, strict liability or similar grounds; provided, however that Amarin shall not be entitled to indemnification for any Loss arising out of its gross negligence or willful misconduct.  The covenants and agreements of Valeant in this Section 8.1 shall survive the expiration or termination of this Agreement for any reason. In no event shall Amarin or any of its affiliates be liable for any indirect, special, punitive or consequential damages. Notwithstanding anything to the contrary contained herein, the aggregate liability of Amarin with respect to, arising from or arising in connection with this Agreement or from all services provided or omitted to be provided hereunder, whether in contract, tort or otherwise, is limited to, and shall not exceed, $2,000,000.

8.2                                 Notices. Any consent, notice or report required or permitted to be given or made under the Agreement by one of the parties hereto to the other party shall be in writing, delivered personally or by facsimile (and promptly confirmed by personal delivery, U.S. first class mail or courier), U.S. first class mail or courier, postage prepaid (where applicable), addressed to such other party at its address indicated below, or to such other address as either party may notify the other in accordance with this Section, and (unless otherwise provided in this Agreement) shall be effective upon receipt by the addressee.

If to Amarin:

Amarin Corporation, plc

7 Curzon Street

London W1Y 7FL, UK

Facsimile:  +44-207-499-9004

Attention: General Counsel & Company Secretary

If to Valeant:

Valeant Pharmaceuticals International

3300 Hyland Avenue,

Costa Mesa,

California 92626

Facsimile:      +1 714 641-7265

Attention:        General Counsel

8.3                                 Governing Law.  The Agreement shall be governed by and construed in accordance with the laws of California, without regard to the conflicts of law principles thereof.

8.4                                 Assignment.  Neither party shall assign its rights or obligations under the Agreement without the prior written consent of the other party hereto (such consent not to be unreasonable withheld or delayed); provided, however, that either party may, without such consent, assign the Agreement and its rights and obligations hereunder to an affiliate, or in connection with the transfer or sale of all or substantially all of its assets or business, or in the event of its merger or consolidation or change in control or similar transaction and provided further that any permitted assignee assumes in writing all obligations of its assignor under this Agreement.

8.5                                 Waivers and Amendments.  No change, modification, extension, termination or waiver of this Agreement shall be valid unless made in writing and signed by duly authorized representatives of the parties.

8.6                                 Entire Agreement.  This Agreement (together with the Schedule hereto), the Asset Purchase Agreement and the Assignment Agreement embody the entire understanding between the parties and supersedes any prior understanding and agreements between and among them respecting the subject matter. There are no representations, agreements, arrangements or understandings, oral or written, between the parties relating to the subject matter of the Agreement which are not fully expressed herein.

8.7                                 Counterparts.  The Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.8                                 Further Assurances.  The parties shall take any other actions, including without limitation the execution and delivery of documents, as may be reasonably, necessary or appropriate to carry out the intent of this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto, and is effective as of, the date first written above.

AMARIN CORPORATION PLC

By:
Name:
Title:

VALEANT PHARMACEUTICALS
INTERNATIONAL

By:
Name:
Title:

SCHEDULE 1

DEVELOPMENT PLAN SUMMARY SCHEDULE